UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited to on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER ANNOUNCES LONG-TERM COMMERCIAL AVIATION MARKET OUTLOOK

Company presents 20-year forecast of world demand for 30- to 120-seat segment

São José dos Campos, July 19, 2010 – Embraer announced its 20-year forecast, today, for commercial aircraft in the 30- to 120-seat segment. This category serves low- and medium-density markets and is an essential component of commercial aviation. The outlook analyzes industry trends by world region and identifies the demand for new aircraft from 2010 to 2029. Among the key trends are:

Air Traffic Growth:

•	4.9% world average annual increase over the next 20 years;

•	demand in 2029 will reach more than 12 trillion Revenue Passenger Kilometers (RPK), 2.7 times greater than in 2009;

•	China’s annual growth rate will be the highest, at 7.3%;

•	Latin America, Asia Pacific, and Russia & CIS (Commonwealth of Independent States) air traffic is forecast to grow 6% annually;

•	annual growth in Africa will average about 5%;

•	North America and Europe will see average growth around 3.5% per year;

•	Asia Pacific and China will represent more than one-third of the world air traffic by 2029;

•	mature markets (USA and Europe) will decrease their share of world air traffic from 57% in 2009 to 44% in 2029.

Environment:

More stringent limits on noise and emissions will mandate the development of cleaner-burning fuel and quieter aircraft. Embraer has been a leader in exploring technologies that will make its products compliant with future environmental restrictions. The family of E-Jets already reduces carbon dioxide (CO2) emissions by up to 50%, compared to older-generation aircraft. Some 1,100 jets operated by scheduled airlines in the 30- to 120-seat category are over 15 years old and will need to be replaced.

Embraer forecasts that the size of the world fleet of 30- to 120-seat jets will increase from 4,285 aircraft in 2009 to 7,780 in 2029. During this period, 51% of the new deliveries (3,495 units) will be added to support current growth and 49% (3,380 units) will be needed to replace ageing equipment. By 2029, 21% of the current fleet (905 jets) will still be in operation.

For new aircraft, Embraer foresees global demand for 6,875 jets in the 30- to 120-seat segment over the next 20 years. The estimated market value of these new orders is approximately US$ 200 billion. Of this total, 2,895 jets are planned to be delivered between 2010 and 2019, and the remaining 3,980 units between 2020 and 2029, as detailed below.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Commercial jet delivery forecast by capacity segment in the next 20 years

Market Segment (Seats)	2010-2019	2020-2029	2010-2029
30-60	50	425	475
61-90	1,140	1,375	2,515
91-120	1,705	2,180	3,885
30-120	2,895	3,980	6,875

Commercial jet delivery forecast for the 30- to 120-seat segment by world region

Region	Total Deliveries	Share
North America	2,400	35%
Europe	1,510	22%
China	950	14%
Latin America	575	8%
Asia Pacific	575	8%
Russia & CIS	405	6%
Middle East	240	4%
Africa	220	3%

Total (2010-2029)	6,875	100%

Embraer’s market outlook has analyzed each segment. For example, demand for 50-seat regional jets has matured, yet there are opportunities for replacement over the next 20 years. The aircraft will continue to feed hubs and provide service to smaller communities in the U.S. and Europe. Fifty-seat jets will support the development of regional aviation in other areas of the world, such as Russia & CIS, Mexico, Africa and South America.

Aircraft in the 60- to 120-seat category will continue to improve overall industry efficiency. These airplanes will help to reduce excess capacity by rightsizing fleets comprised of larger narrowbody jets. Aircraft in this segment are replacing old equipment, developing new markets and allowing airlines to grow gradually with smaller seat increments.

The forward-looking statements contained in this report are further subject to the risks, uncertainties and assumptions listed in (1) “Introduction—Special Note Regarding Forward-Looking Statements” contained in our annual report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission on April 30, 2009 (File No. 333-132289) and (2) “Forward-Looking Statements” in our Registration Statement on Form F-3 (File No. 333-162103).

Embraer’s Market Outlook is available at www.EmbraerCommercialJets.com.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO